FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

January, 2016

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNIFICANT EVENT

Empresa Nacional de Electricidad S.A.

Securities Registration Record No. 0114

Santiago, January 08, 2016

 Ger. Gen. N°01 /2016.

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Avenida Libertador General Bernardo O’Higgins N° 1449

Santiago, Chile

Ref.: Significant Event

Dear Sir,

In accordance with articles 9 and 10, under Securities Market Law N° 18,045 and as established under General Norm N° 30 of the Superintendence, duly authorized on behalf of Empresa Nacional de Electricidad S.A. (“Endesa Chile” or the “Company”), I hereby inform you of the following significant event:

With regards to the significant event dated December 31, 2015, Endesa Chile communicates that the people that had illegally occupied the Tower N°1 have vacated it beginning today, which will allow Bocamina power plant to begin again its operation in the next hours. The financial effects due to this illegal occupation that Endesa Chile had to assume during the interruption of the transmission of electrical energy, amounted US$ 3.8 million, as contribution margin loss between November 23, 2015 and January 7, 2016.

At the level of the electrical system, this situation impacts the rising global costs of supplying demand, increasing spot prices and the anticipated use of hydroelectric reserves, which in the coming months will not be available.

Sincerely yours,

Valter Moro

Chief Executive Officer

c.c.       Bolsa de Comercio de Santiago (Santiago Stock Exchange)

             Bolsa Electrónica de Chile (Electronic Stock Exchange)

             Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

             Banco Santander Santiago –Representantes Tenedores de Bonos (Santander Santiago Bank - Bondholders Representative)

             Comisión Clasificadora de Riesgos (Risk Classification Commission)

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: January 11, 2016